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                                                                EXHIBIT  (A)(11)

For Immediate Release
Editorial Contacts:
Georgeson Shareholder Communications, Inc., Information Agent - USA
(212) 440-9800
Kristen Onken, Sr. Vice President & Chief Financial Officer - Logitech International SA - USA (510) 713-4430


                  Logitech Completes Exchange Offer for Labtec

Fremont, CA -- March 23, 2001 -- Logitech International (Switzerland:LOGN, LOGZ) (NASDAQ:LOGIY) today announced that it has completed its exchange offer for all outstanding shares of Labtec Inc. (OTC BB: "LABT").

As scheduled, the exchange offer expired at midnight, New York City time, on
Thursday, March 22, 2001.   The exchange agent for the offer has advised
Logitech that 4,304,984 shares of Labtec common stock were tendered and not withdrawn. In addition, 277,200 shares were guaranteed for delivery. Combined, this represents more than 90 percent of the total number of Labtec shares on a fully diluted basis.

Logitech has accepted for payment all tendered Labtec shares, subject only to the expiration or early termination of the U.S. antitrust waiting period, which is currently scheduled to expire in the normal course at 11:59 p.m. New York City time today. Subject to such condition, Labtec stockholders who tendered their shares in the offer will receive $11.00 in cash and 0.2644 of a Logitech ADR for each share of Labtec common stock.

Logitech expects to complete the acquisition of the remaining Labtec shares through a short-form merger under Massachusetts law early next week.

About Logitech -- Founded in 1981, Logitech designs, manufactures and markets human interface devices and supporting software that link people to the Internet and enable them to work, play, learn and communicate more effectively in the digital world. Logitech's interface products include Internet video cameras; input and pointing devices such as corded and cordless mice, optical trackballs and keyboards; multimedia speakers; and interactive gaming products such as joysticks, gamepads and racing systems.

With operational headquarters through its U.S. subsidiary in Fremont, California, and regional headquarters through local subsidiaries in Romanel, Switzerland, and Hsinchu, Taiwan, R.O.C., Logitech International is a Swiss public company traded in Switzerland under the symbols LOGN and LOGZ, and in the U.S. on the Nasdaq National Market System (LOGIY). The
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Logitech Completes Exchange Offer -- Page 2


company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific. For more information on Logitech and its products, visit the Logitech web site at http://www.logitech.com.
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About Labtec Inc. -- Founded in 1982, Labtec Inc. is a leading developer and marketer of high-technology peripherals and accessories for computing, communication and entertainment. Labtec offers a broad array of products, including multimedia speakers and subwoofers, PC Voice Access(TM) microphones, headsets and accessories, telephony products, personal audio products, 3D motion control devices, and mass-storage enclosures for secure computer systems and networks. Labtec's strategy is to offer a growing assortment of products based on proprietary technology through multiple channels of distribution. Labtec currently sells to most of the largest and fastest growing retailers, master distributors and original equipment manufacturers, with all channels served on a worldwide basis. For additional information, please visit the Labtec Web site at http://www.labtec.com, or call (360) 896-2000.
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